Exhibit 27(d)(23)

Voya Retirement Insurance and Annuity Company

ENDORSEMENT

The Contract and Certificate, if applicable, is hereby endorsed as follows:

Subject to the provisions below, loans are available under the Contract. These provisions become effective for all loans issued on or after [May 1, 2022].

1.

The following provisions are added to the Section entitled Definitions:

Loan Account: An accounting device used to keep a record of loan activity.  For each loan, an amount equal to the loan amount is transferred from the Investment Options in which the Individual Account is invested and is credited to the Loan Account.  The Loan Account is credited with interest at a rate equal to the Loan Interest Rate. This interest is deposited into the Individual Account each time a Loan Repayment is received.

Loan Effective Date: The date the Company's Home Office has received a loan request form and any other required forms in good order.

Loan Interest Rate: The interest rate the Company charges on a loan.

Monthly Average Corporates: Moody's Corporate Bond Yield Average-Monthly Average Corporates published by Moody's Investor Service, or its successor, or a substantially similar average as may be allowed by law or regulation.

2.

The following loan provisions apply:

Loans: During the Accumulation Phase, loans are granted (1) as permitted under applicable law; (2) subject to the terms and conditions of the loan agreement; and (3) in accordance with the following provisions and subject to the terms of the Plan:

(a)

Amount Available for Loan

The amount available for loan is limited to the vested Individual Account Value or Reserve or Individual Account Reserve or Current Value (whichever is applicable), attributable to Participant contributions subject to any Plan vesting limits as determined by the Contract Holder or Owner (whichever is applicable), plus any additional amounts allowed by the Plan as determined by the Contract Holder or Owner (whichever is applicable).  Amounts available from some Investment Options may be subject to limitations specified in the loan agreement.  To obtain the requested loan amount, these limitations may require a transfer of Funds from certain Investment Options.  A Market Value Adjustment may apply to amounts transferred from the Guaranteed Accumulation Account (if applicable).  The amount, if any, from a Fixed Plus Account (including Fixed Plus Account, Fixed Plus Account II, and Fixed Plus Account II A) (if applicable) may be subject to a default charge if the Participant defaults on the loan.

For plans subject to ERISA, the minimum loan amount is $1,000.  For plans not subject to ERISA, the minimum loan amount is defined in the loan agreement.

A loan [is not available] from an Individual Account established for employee designated Roth contributions (“Participant Roth Account”).  The value of the Participant Roth Account is [included in] the calculation of the amount available for loan.  The amount available for a full or partial withdrawal from a Participant Roth Account will not be reduced by any outstanding loan balance.

The maximum loan amount is the lesser of:

(1)

Fifty percent (50%) of the vested Individual Account Value or Reserve or Individual Account Reserve or Current Value (whichever is applicable), including the amount, if any, in the Loan Account, reduced by the amount of any outstanding loan balance on the Loan Effective Date; or

(2)	Fifty thousand dollars ($50,000) reduced by the highest outstanding loan balance for the preceding 12 months.

The total amount of all outstanding loans cannot exceed $50,000.

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(b)	Loan Interest Rate The Company is not entitled to any interest payments made and all such interest payments shall be deposited into the Plan participant's account.

The Company will set a Loan Interest Rate on the first business day of each month.  The interest rate will be equal to the Moody's Average Corporates for the calendar month beginning two months before the Loan Interest Rate is effective unless the Contract Holder or Owner (whichever is applicable), notifies the Company and the Company agrees to apply another Loan Interest Rate.

The interest rate for each loan is the rate in effect on the Loan Effective Date as described in the loan agreement, and the rate will be fixed for the term of the loan.

(c)	Loan Fee A loan initiation fee not to exceed [$125] and an annual loan administration fee not to exceed [$50] that may apply to each outstanding loan (collectively, the "Loan Fee").

(d)	Loan Repayment A loan may be repaid as described in the loan agreement, or paid in full at any time.

(e)	Security for Loan The vested Individual Account value is the sole security for any outstanding loan balances.

(f)

Partial Withdrawal(s) While A Loan Is Outstanding

The amount available for partial Withdrawal while a loan is outstanding is equal to the vested Individual Account Value or Reserve or Individual Account Reserve or Current Value (whichever is applicable), which does not include the outstanding loan balance.

(g)

Full Withdrawal While A Loan Is Outstanding

The amount available for full Withdrawal while a loan is outstanding is equal to the vested Individual Account Value or Reserve or Individual Account Reserve or Current Value (whichever is applicable), which does not include the outstanding loan balance. When a full Withdrawal is paid the loan is offset and the outstanding loan balance, if not previously reported, will be reported to the Internal Revenue Service as a distribution.

(h)

Electing An Annuity Option While a Loan Is Outstanding

Before all or any portion of the vested Individual Account Value or Reserve or Individual Account Reserve or Current Value (whichever is applicable), is used to purchase Annuity payments, the Participant may repay any outstanding loan balance.  Otherwise, the loan is offset as described in "Full Withdrawal While A Loan Is Outstanding" above.

(i)

Death Of The Participant While A Loan Is Outstanding

If a death benefit claim is submitted for an Individual Account with an outstanding loan, the outstanding loan balance is not included in the death benefit amount paid to any beneficiary. The outstanding loan balance, if not previously reported, will be reported to the Internal Revenue Service as a distribution to the Participant.

(j)

Loan Default

If the Company does not receive a loan payment when due, the entire outstanding loan balance will be in default and after exhaustion of any applicable cure period, the outstanding loan and accrued interest will be reported to the IRS on IRS Form 1099-R as a distribution for the year that the default occurred. A defaulted loan will remain outstanding and continue to accrue interest until such time the: (1) loan is repaid in-full; (2) the loan is offset as described above in "Full Withdrawal While A Loan Is Outstanding"; or (3) a Participant reaches an age eligible distributable event under the plan (e.g., 59 1/2). We reserve the right not to grant a loan request if the Participant has an outstanding defaulted loan that has not been repaid in-full.

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Endorsed and made a part of the Contract and Certificate, if applicable, on the Effective Date of the Contract and Certificate.

/s/ Charles P. Nelson
President] Voya Retirement Insurance and Annuity Company

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